The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

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(Stock Code: 8282)

RESIGNATION OF CHIEF FINANCIAL OFFICER
AND
EXECUTIVE DIRECTOR

The Board announces that Mr. Jay Chang has tendered his resignation as the Chief Financial Officer and an Executive Director of the Company with effect from 15 August 2007.

The board of directors (the “Board”) of TOM Online Inc. (the “Company”) announces that Mr. Jay Chang has tendered his resignation as the Chief Financial Officer and an Executive Director of the Company with effect from 15 August 2007 due to his own career development.

Mr. Jay Chang confirmed that he has no disagreement with the Board and there are no matters with respect to his resignation that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Chang for his valuable contribution to the Company during his tenure of services.

By Order of the Board

TOM ONLINE INC.

Pessy Yu

Company Secretary

Hong Kong, 23 July 2007

As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Angela Mak	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

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